Mail Stop 6010

	August 24, 2006


David Duquette
President
New Century Companies, Inc.
9835 Santa Fe Springs Road
Santa Fe Springs, CA 90670

Re:	New Century Companies, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed August 9, 2006
	File No. 333-134863

Dear Mr. Duquette:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Fee Table

1. We note from Schedule I to your response letter dated August 9, 2006 that the number of shares being registered for resale by CAMOFI includes 1,953,170 shares underlying interest on the convertible note issued to CAMOFI in the amount of $1,962,295 (calculated by dividing that interest amount by an interest conversion rate of $0.61285). Please show us how you calculated the interest amount and how that amount when divided by the interest conversion rate is equal to 1,953,170 shares.

2. We also note from Schedule 1 that you are registering an additional 25% of the number of shares that may be issuable upon conversion of the convertible note or upon the exercise of the warrant, as such numbers may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.
Please tell us the circumstances under which these additional shares would become issuable and how you have determined, based on current circumstances, that the additional shares being registered are a good-faith estimate of the maximum number of shares that may be issuable upon conversion of the notes or exercise of the warrants.

3. We note your reference to shares underlying interest in
Schedule I
to your response letter. Please revise to clarify whether you are referring to interest payments that are already made. If you are referring to future interest payments, please tell us with specificity which section of which exhibit demonstrates that the investor does not have discretion regarding whether to receive shares as an interest payment. If the investor does have discretion, by refusing to sell shares to come under contractual ownership caps or otherwise, the private placement of the shares related to interest is not yet complete and it is premature to register those shares for resale.

CAMOFI Private Placement, page 3

4. We note from your response to prior comments 1 and 4 that the escrowed amounts were released from escrow on July 10, 2006 and August 4, 2006. Please provide us with a detailed analysis as to how your offering to CAMOFI was completed as a private placement prior to the time you filed your registration statement on June 8, 2006 given that a portion of the proceeds from that offering were being held in escrow subject to release in the sole discretion of CAMOFI and that the terms of the escrow arrangement appear to have been renegotiated while the registration statement was pending. Please also provide us with your analysis as to how your actions were consistent with
Section 5 of the Securities Act. Cite with specificity any authority on which you rely for your position. In addition, provide us with your analysis of the materiality of any potential liability for any violation of Section 5.

5. Please provide us a similar analysis regarding any negotiations to extend the maturity of the debt owed to any selling stockholder.

Selling Stockholders, page 19

6. We note your response to prior comment 11 and your revised disclosure. Please tell us whether any selling stockholder is an affiliate of a broker-dealer.

7. We note your reference to a filing date of May 19 in footnote
5.
Please revise to reflect the actual filing date of the registration statement.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with any other questions.

	Sincerely,



	Russell Mancuso
	Branch Chief

cc:	Marc Ross, Esq. (via fax)
	Marcelle S. Balcombe, Esq. (via fax)
David Duquette
New Century Companies, Inc.
August 24, 2006
Page 3